Exhibit 99.2

Reconciliation of Non-GAAP to GAAP Measures of Content IQ LLC

	Nine months ended September 30, 2019	Year ended December 31, 2019
	Unaudited	Unaudited

GAAP Net Income	$3,547,860	$5,456,660
Non-recurring fees (Legal)	-	100,000
Non-GAAP Net Income	$3,547,860	$5,556,660

Non-GAAP Net Income	$3,547,860	$5,556,660
Taxes on income	183,447	282,144
Financial expense, net	2,129	12,660
Adjusted EBITDA	$3,733,436	$5,851,144